

March 11, 2014

Via E-mail
Narciso A. Rodriguez-Cayro, Esq.
Vice President, General Counsel and Corporate Secretary
c/o MTR Gaming Group, Inc.
2100 Corporate Drive, Suite 300
Wexford, Pennsylvania 15090

> **Re:** **Eclair Holdings Company**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 13, 2014**
> **File No. 333-192086**

Dear Mr. Rodriguez-Cayro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers About the Mergers, page 1

General

1.   We note your response to comment 2 in our letter dated December 4, 2013. Please expand your disclosure to state why the financial statements of the registrant have been omitted, including a statement that the registrant has not commenced any operations and has no assets and liabilities, if true.

2.   We reissue comment 4 in our letter dated December 4, 2013 in part. Please revise to discuss more specifically the nature of the business subsequent to the merger. Include in your expanded disclosure a discussion of your focus on certain gaming activities and any anticipated synergies expected from the merger.

3.　　We note your disclosure on page 16 that certain members of Eldorado shall enter into separate agreements requiring the surrender of their ERI common stock as a result of adjustments to the estimated Adjusted EBITDA. Please discuss the specific thresholds that would require them to surrender their ERI stock and describe the timeframe in which members are subject to this surrender. In addition, please discuss what implications, if any, that the surrender of each member's ERI common stock and NGA Acquisition's non-participation in surrendering its ERI common stock may have on the deal value for MTR and its stockholders.

How do I elect the form of consideration for my MTR shares, page 8

4.　　Please discuss in a Q&A, the instructions on revoking or changing an election form prior to the election deadline as discussed at the top of page 153.

Conditions to the Completion of the Mergers, page 14

5.　　We note your response to comment 10, as well as added disclosures pertaining to your Retained Interest Agreement. Please tell us how this agreement impacts your pro forma financial information, if at all, and the basis for your conclusion. Also, advise us of your accounting treatment for the noncontrolling interest in ELLC, both historically as well as after the closing date.

The Mergers

Background of the MTR-Eldorado Mergers, page 111

6.　　Please expand your discussion regarding the potential sale of Scioto Downs transaction in greater detail. In this regard, explain more fully the board's determination regarding the "significant challenges" presented by moving forward with this transaction.

MTR's Reasons for the Mergers, Recommendation of the MTR Board of Directors

Opinion of Macquarie Capital, page 119

7.　　We note your response to comment 23 in our letter dated December 4, 2013. Please provide conforming updates to your disclosure in the prospectus summary on page 14 and also include risk factor disclosure to briefly highlight the attending risk or advise.

Selected Precedent Transactions Analysis, page 125

8.　　We reissue comment 25 in our letter dated December 4, 2013 in part, as it remains unclear why these transactions were selected. Please discuss in greater detail why Macquarie Capital found these transactions "generally relevant."

Material U.S. Federal Income Tax Consequences of the MTR Merger, page 144

9.   We note your disclosure that this section describes the material tax consequences of the MTR merger to U.S. holders of MTR common stock. We also note that you have provided a short-form opinion as exhibit 8.1. Please revise this section of the prospectus to identify the specific tax issues upon which counsel is opining. Please see Staff Legal Bulletin 19, Section III.C.2.

10.   We note your disclosure that this discussion is intended for informational purposes. Please remove this limitation since investors are entitled to rely on the opinion expressed. See Staff Legal Bulletin 19, Section III.D.1.

Unaudited Pro Forma Condensed Combined Financial Statements, page 168

11.   Please tell us the expected impact, if any, on your determination of Eldorado as accounting acquirer should Adjusted EBITDA decrease 10% for both Eldorado and Silver Legacy. It appears that this would result in former Eldorado members owning less than 50% of ERI on a pro forma basis immediately following the mergers. Please discuss.

12.   Please tell us why you have utilized $30 million, and not the updated buyback offer of $35 million, in calculating the goodwill as a result of the merger. Please see the "Adjustment for cash used in share offer repurchase" in the reconciliation on page 178 for reference. In addition, please tell us the underlying factors/reasons for the material change in the fair value of long-term debt to be assumed in conjunction with the acquisition of MTR as compared to the fair value of the debt as of June 30, 2013.

Note 3 – Unaudited Pro Forma Financial Statements Transaction Adjustments, page 179

Adjustment 3), page 179

13.   We note your response to comments 29 and 31. Please further explain to us why you believe that utilizing the cost approach valuation method is most appropriate to value your personal property, building, and site improvements. Also, clarify in more detail how the business enterprise valuation developed via the income approach was used as a ceiling for the tangible asset values and the significant assumptions you relied upon in the valuation; tell us if any of the values generated using the cost approach were adjusted as a result of using this ceiling. Furthermore, specifically tell us how an economic obsolescence factor was utilized in the cost approach; clarify the extent to which the impact of existing and anticipated competition was factored in and provide us with the significant assumptions that you relied upon in generating these economic obsolescence adjustments.

Adjustment 4), page 180

14.   We note your response to comment 32, and reissue our comment in part. Please disclose the significant assumptions used in determining the valuation of your gaming licenses.

Adjustment 8), page 182

15.   We note your response to comment 35 and are unable to agree with your position. We continue to believe that the adjustment is not directly attributable to the merger transaction and is not factually supportable due to uncertainty. Please revise accordingly.

Eldorado HoldCo LLC and Subsidiaries Financial Statements

Notes to Consolidated Financial Statements, page F-7

2. Investment in and Advances to Unconsolidated Affiliates, page F-18

16.   Please tell us if the Silver Legacy Joint Venture is a variable interest entity and provide us with your analysis supporting your conclusion. Please also advise us of the procedures for resolving deadlocks referenced on page F-20.

Management's Discussion and Analysis of Financial Condition and Results of Operation of Eldorado, page 207

17.   We note your proposed disclosure in response to comment 37 in our letter dated December 4, 2013. Please confirm that you plan to discuss the primary drivers in the variance of these measures from year to year, to the extent some factor beyond promotional allowances has a material impact.

Part II Information Not Required in Prospectus

Exhibit 5.1 - Opinion of Stevens & Lee, PC

18.   We note that your legality opinion is qualified in regards to the jurisdiction in which counsel is a member of the Bar of the State of Delaware. Please revise to remove this qualification since it may indicate that counsel is not qualified to opine upon Nevada law. Please see Staff Legal Bulletin 19, Section II.3.b.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: David W. Swartz, Esq.
       Sunjeet S. Gill, Esq.
       Stevens & Lee, P.C.